SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.   )1

CHP Merger Corp.
(Name of Issuer)

Class A Common Stock, $0.0001 par value
(Title of Class of Securities)

12558Y106
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

⌧ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 12558Y106

1	NAMES OF REPORTING PERSONS
CHP Acquisition Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
7,425,000*

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
7,425,000*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,425,000*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.8%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* As of December 31, 2019.  Represents 7,425,000 shares of Class B Common Stock, which are presently convertible into 7,425,000 shares of Class A Common Stock.
** Based on (i) 30,000,000 shares of Class A Common Stock outstanding upon completion of the Issuer’s initial public offering on November 26, 2019, as reported in the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on November 27, 2019 and (ii) 7,425,000 shares of Class A Common Stock issuable upon the conversion of 7,425,000 shares of Class B Common Stock.

CUSIP No. 12558Y106

1	NAMES OF REPORTING PERSONS
Concord Health Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
7,425,000*

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
7,425,000*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,425,000*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.8%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* As of December 31, 2019.  Represents 7,425,000 shares of Class B Common Stock, which are presently convertible into 7,425,000 shares of Class A Common Stock, and are directly held by CHP Acquisition Holdings LLC.
** Based on (i) 30,000,000 shares of Class A Common Stock outstanding upon completion of the Issuer’s initial public offering on November 26, 2019, as reported in the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on November 27, 2019 and (ii) 7,425,000 shares of Class A Common Stock issuable upon the conversion of 7,425,000 shares of Class B Common Stock.

CUSIP No. 12558Y106

1	NAMES OF REPORTING PERSONS
James T. Olsen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
7,425,000*

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
7,425,000*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,425,000*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.8%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* As of December 31, 2019.  Represents 7,425,000 shares of Class B Common Stock, which are presently convertible into 7,425,000 shares of Class A Common Stock, and are directly held by CHP Acquisition Holdings LLC.
** Based on (i) 30,000,000 shares of Class A Common Stock outstanding upon completion of the Issuer’s initial public offering on November 26, 2019, as reported in the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on November 27, 2019 and (ii) 7,425,000 shares of Class A Common Stock issuable upon the conversion of 7,425,000 shares of Class B Common Stock.

CUSIP No. 12558Y106

1	NAMES OF REPORTING PERSONS
Joseph R. Swedish

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
7,425,000*

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
7,425,000*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,425,000*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.8%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* As of December 31, 2019.  Represents 7,425,000 shares of Class B Common Stock, which are presently convertible into 7,425,000 shares of Class A Common Stock, and are directly held by CHP Acquisition Holdings LLC.
** Based on (i) 30,000,000 shares of Class A Common Stock outstanding upon completion of the Issuer’s initial public offering on November 26, 2019, as reported in the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on November 27, 2019 and (ii) 7,425,000 shares of Class A Common Stock issuable upon the conversion of 7,425,000 shares of Class B Common Stock.

CUSIP No. 12558Y106

SCHEDULE 13G

ITEM 1(a)	NAME OF ISSUER:

CHP Merger Corp.

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

25 Deforest Avenue, Suite 108, Summit, NJ 07901

ITEM 2(a)	NAME OF PERSON FILING:

CHP Acquisition Holdings LLC
Concord Health Partners LLC
James T. Olsen
Joseph R. Swedish

The securities reported herein are directly held by CHP Acquisition Holdings LLC, which is wholly-owned by Concord Health Partners LLC. James T. Olsen and Joseph R. Swedish control Concord Health Partners LLC, which is the managing member of CHP Acquisition Holdings LLC.  The Joint Filing Agreement among CHP Acquisition Holdings LLC, Concord Health Partners LLC, James T. Olsen and Joseph R. Swedish is filed herewith as Exhibit 1.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

For CHP Acquisition Holdings LLC, Concord Health Partners LLC, James T. Olsen and Joseph R. Swedish:  25 Deforest Avenue, Suite 108, Summit, NJ 07901

ITEM 2(c)	CITIZENSHIP:

CHP Acquisition Holdings LLC:  Delaware
Concord Health Partners LLC:  Delaware
James T. Olsen:  United States
Joseph R. Swedish:  United States

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, $0.0001 par value

ITEM 2(e)	CUSIP NUMBER:

12558Y106

CUSIP No. 12558Y106

ITEM 3	STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C):

Not applicable.

ITEM 4	OWNERSHIP:

The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:

Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10	CERTIFICATION:

Not applicable.

CUSIP No. 12558Y106
SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2020

CHP ACQUISITION HOLDINGS LLC

By:	/s/ James T. Olsen
Name:	James T. Olsen
Title:	President

CONCORD HEALTH PARTNERS LLC

By:	/s/ James T. Olsen
Name:	James T. Olsen
Title:	Managing Partner

JAMES T. OLSEN

/s/ James T. Olsen
James T. Olsen, individually

JOSEPH R. SWEDISH

/s/ Joseph R. Swedish
Joseph R. Swedish, individually

CUSIP No. 12558Y106

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 6, 2020

CHP ACQUISITION HOLDINGS LLC

By:	/s/ James T. Olsen
Name:	James T. Olsen
Title:	President

CONCORD HEALTH PARTNERS LLC

By:	/s/ James T. Olsen
Name:	James T. Olsen
Title:	Managing Partner

JAMES T. OLSEN

/s/ James T. Olsen
James T. Olsen, individually

JOSEPH R. SWEDISH

/s/ Joseph R. Swedish
Joseph R. Swedish, individually